Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE-MONTH PERIODS ENDED MAY 31, 2016 AND 2015

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at May 31, 2016 and for the three-month period then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month periods ended May 31, 2016 and 2015. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008.

In this MD&A, financial information for the three-month period ended May 31, 2016 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on July 11, 2016. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes with regards to the “Use of estimates and measurement uncertainty”, “Critical Accounting Policies”, “Future Accounting change”, “Financial instruments” and “Risk Factors” to those outlined in the Corporation’s 2016 annual MD&A as filed with securities regulatory authorities on May 25, 2016. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

The Class A shares of the Corporation are listed for trading on the TSX Venture Exchange under the ticker symbol “APO” and on the NASDAQ Capital Market exchange, under the symbol “ACST”.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

  Acasti’s ability to conduct current and new clinical trials for its product candidate, CaPre® including the timing and results of clinical trials;
  Acasti’s ability to commercialize its products and product candidate;
  Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under current good manufacturing practice (“cGMP”) standards;
  Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
  Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

  whether current and future clinical trials by the Corporation will be successful;
  whether CaPre® can be successfully commercialized;
  the Corporation’s history of net losses and ability to achieve profitability in the future;
  the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under cGMP standards;
  the Corporation’s ability to secure distribution arrangements for CaPre® if it reaches commercialization;
  the Corporation’s ability to manage future growth effectively;
  the Corporation’s ability to further achieve profitability;
  the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable terms or at all and, accordingly, continue as a going concern;
  the Corporation’s ability to gain acceptance of its products in its markets;
  the Corporation’s ability to attract, hire and retain key management and scientific personnel;
  the Corporation’s ability to achieve its publicly announced milestones on time;
  the Corporation’s ability to successfully defend any product liability lawsuits that may be brought against it;
  intense competition from other companies in the pharmaceutical, dietary supplement and medical food industries; and
  the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Acasti’s method for calculating Non-IFRS operating loss may differ from that used by other corporations.

Acasti calculates its Non-IFRS operating loss measurement by adding to net loss, finance costs, depreciation and amortization and by subtracting finance income. Other items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivative warrant liabilities. Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to Non-IFRS operating loss is presented later in this document.

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Krill is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted an exclusive license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2013, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license in fiscal 2014. The royalty-free license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval of the Food and Drug Administration (“FDA”) before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a condition characterized by very high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials in Canada were initiated and now completed (TRIFECTA trial and COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL). Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The open-label COLT trial was completed during the second quarter of fiscal 2014 and the TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of these trials, Acasti filed an investigational new drug submission to the FDA to conduct a pharmacokinetic study in the U.S. Acasti subsequently received approval to conduct this trial and it was completed in the second quarter of fiscal 2015.

Due to a decision by the FDA not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is primarily focusing on the severe hypertriglyceridemia population.

During last fiscal year, Acasti announced that the Japanese, Taiwanese and Mexican patent offices have each granted Acasti a composition and use patent. The patents are all valid until 2030 and relate to concentrated therapeutic phospholipid omega-3 compositions covering methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases. They are in addition to multiple other patents that Acasti has been granted in the United States, Australia, Mexico, Saudi Arabia, Panama, and South Africa for phospholipid composition. As well, similar patent applications are being pursued in many jurisdictions worldwide. During the same period, the Chinese Patent Office also granted Acasti a composition and use patent. The Patent (ZL 201080059930.4), which is valid until 2030, relates also to concentrated therapeutic phospholipid omega-3 compositions.

The granting of these patents is a value-enhancing milestone, which further heightens the potential commercial implications, including possible licensing and partnership opportunities for CaPre®. Acasti is committed to building a global portfolio of patents to ensure a long-lasting and comprehensive protection, while also safeguarding valuable market expansion opportunities.

Operations

During the year ended February 29, 2016 and the quarter ended May 31, 2016, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®. That progress is summarized below.

CaPre® - Clinical Trials Update

TRIFECTA Trial

The TRIFECTA trial, a 12-week, randomized, placebo-controlled, double-blind, dose-ranging trial, was designed to assess the safety and efficacy of CaPre®, at a dose of 1 or 2 g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Similar to the COLT trial, the primary objective of the TRIFECTA trial was to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877 mg/dL) and to assess the tolerability and safety of CaPre®. The secondary objectives of the TRIFECTA trial were to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); and to evaluate the effect of CaPre® in patients with mild to moderate hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), and on fasting plasma levels of HDL-C, non-HDL-C, hs-CRP and omega-3 index.

In fiscal 2016, the Corporation received the full data for its TRIFECTA trial which confirmed and supported the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial’s primary endpoint was met, with patients on 1 g or 2 g of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.

PK Trial

In fiscal 2016, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

As expected, CaPre® pharmacokinetics appear to be approximately dose-proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within seven days of dosing. The bioavailability of CaPre® was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients who are recommended to be put on low fat diets. CaPre will be indicated as an adjunct to exercise and diet change and so, part of a lifestyle change to better manage hypertriglyceridemia. CaPre® was safe and well tolerated, with no safety concerns.

Following receipt of data for the Phase I PK Study and the Phase II clinical trials – COLT and TRIFECTA – Acasti provided a data package to the FDA to receive direction on requirements for the pivotal Phase III clinical program.

Next Steps

Acasti is now corresponding with the FDA about the next steps proposed for the clinical development plan of CaPre®. Such correspondence is meant to allow the FDA to provide feedback on Acasti’s plans and to clarify or answer specific questions that the FDA may have prior to such next steps toward the Phase III clinical program. Such correspondence can take the form of written correspondence, discussions and potential in person meetings with the FDA.

Acasti intends to conduct a Phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (> or = 500 mg/dL). Additional time and capital will be required to complete the Phase 3 trials and the filing of a New Drug Application (“NDA”) to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia.

Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and is conducting a bioavailability bridging study, comparing CaPre® to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase III clinical program. The 505(b)(2) approval pathway has been used by many other companies and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with other FDA-approved omega-3 prescription drugs. In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a NDA submission.

The finalization and execution of Acasti’s comprehensive Capre® development plan and definitive Phase III program, overall costs and timelines are contingent upon FDA review and direction. Acasti has recently received a positive response from the FDA on the CaPre® clinical development program. Consequently, Acasti has submitted an amendment to its current Investigational New Drug (“IND”) application for its bioavailability bridging study, while continuing to work closely with the FDA to ensure the Corporation is aligned with their views on Capre®’s clinical development.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

As planned, Acasti initiated and recently completed subject enrollment for the bioavailability bridging study. Acasti is expecting results of the study before the end of the year which should confirm Acasti’s chosen regulatory pathway.

Additional Developments

On March 1, 2016, Acasti announced the resignations of Jerald D. Wenker, Harlan W. Waksal, Adrian Montgomery and Reed V. Tuckson as directors of the Corporation effective February 29, 2016. At the same date, Acasti announced the appointment of Dr. Roderick Carter as Executive Chairman of the Board and Pierre Fitzgibbon as director of the Corporation.

On March 22, 2016, Acasti received a NASDAQ Deficiency Letter confirming that the Corporation is no longer in compliance with NASDAQ Listing Rule 5605, requiring a company’s audit committee to be comprised of atleast three independent directors. Consistent with Listing Rule 5605 (c) (4), NASDAQ has granted Acasti a cure period to regain compliance with the audit committee membership requirements no later than August 29, 2016. Acasti intends to satisfy the listing rule requirements by electing the new Board of Directors at the next annual general meeting of shareholders scheduled for July 12, 2016.

Acasti has appointed Ms. Jan D’Alvise as President and Chief Executive Officer effective June 1, 2016 and Ms. D’Alvise has been nominated to join the Board of Directors.

Ms. D’Alvise is an accomplished executive with experience in large, public multi-national companies, as well as in private start-ups in the life sciences industry. Her exceptional track-record includes leadership roles across the enterprise life-cycle, from start-up to commercialization and growth. Ms. D’Alvise has established strategic partnerships of substantial value and secured significant financing through institutional investors.

Basis of presentation of the financial statements

The Corporation’s current assets of $8,641 as of May 31, 2016 include cash and short-term investments for an amount of $7,587, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation’s liabilities at May 31, 2016 are comprised primarily of amounts due creditors for $1,491 as well as derivative warrant liabilities of $124, which represents the fair value as of May 31, 2016, of the warrants issued to the Corporation’s public offering participants. The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The warrant liabilities will be settled in Class A common shares. The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.07 per warrant as of May 31, 2016. The fair value of the Warrants is revalued at each reporting date.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to raise the necessary capital. It is anticipated that the products developed by the Corporation will require approval from the FDA and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

As of May 31, 2016, the Corporation’s current liabilities and expected level of expenses in the Phase III research and development phase of its drug candidate significantly exceed current assets. The Corporation plans to rely on the continued support of Neptune to pursue its operations in terms of shared services. The continuance of this support is outside of the Corporation’s control. If the Corporation does not receive the continued support from its parent and the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Management has reasonable expectation that the Corporation will be able to raise additional funds.

The financial statements for the three-month period ended May 31, 2016 have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for the financial statements.

SELECTED FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

	Three-month periods ended
	May 31, 2016	May 31, 2015
	$	$
Non-IFRS operating loss(1)	(2,286)	(1,946)
Net loss and comprehensive loss	(3,154)	(966)
Basic and diluted loss per share	(0.29)	(0.09)
Total assets	25,746	35,158
Working capital(2)	7,150	15,824
Total non-current financial liabilities	124	649
Total equity	24,131	32,338

(1)	The Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation and amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.
(2)	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

(In thousands of dollars)

	Three-month periods ended
	May 31, 2016	May 31, 2015
	$	$
Net loss	(3,154)	(966)
Add (deduct):
Finance costs	287	86
Finance income	(59)	(22)
Change in fair value of derivative warrant liabilities	(33)	(1,708)
Depreciation and amortization	609	588
Stock-based compensation	64	76
Non-IFRS operating loss	(2,286)	(1,946)

Finance costs for the three-month periods ended May 31, 2016 and 2015 include foreign exchange loss in the amounts of $274 and $85, respectively, mainly on the Corporation’s short-term investments in US dollars, which represented $4,727 and $12,007 as at May 31, 2016 and 2015, respectively.

The derivative warrant liabilities declined due to the decline in the Corporation’s stock price resulting in a gain in earnings.

The decrease of the stock-based compensation expense for the period ended May 31, 2016 is attributable to the 2012 grants which are fully vested.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

	May 31,	February 29,	November 30,	August 31,
	2016	2016	2015	2015
	$	$	$	$
Revenue from sales	3	21	5	7
Non-IFRS operating loss	(2,286)	(1,163)	(1,988)	(1,485)
Net loss	(3,154)	(1,919)	(2,191)	(1,241)
Basic and diluted loss per share	(0.29)	(0.18)	(0.20)	(0.12)

	May 31,	February 28,	November 30,	August 31,
	2015	2015	2014	2014
	$	$	$	$
Revenue from sales	5	178	29	8
Non-IFRS operating loss	(1,946)	(2,263)	(2,099)	(2,449)
Net income (loss)	(966)	(2,311)	3,012	(3,712)
Basic and diluted earnings (loss) per share	(0.09)	(0.21)	0.28	(0.35)

The net loss for the quarter ended May 31, 2016 includes finance costs of $287 comprised of interest of $13 and foreign exchange loss of $274 partially offset by a gain due to change in fair value of derivative warrant liabilities of $33. The net loss for the quarter ended February 29, 2016 includes gain due to change in fair value of derivative warrant liabilities of $114, an asset impairment loss of $339 relating to patents and finance income of $175 including a gain in foreign exchange of $134. The net loss of the quarter ended November 30, 2015 includes an unrealized gain resulting from the change in fair value of the derivative warrant liabilities of $355 and gain in foreign exchange of $84. The net loss of the quarter ended August 31, 2015 includes an unrealized gain resulting from the change in fair value of the derivative warrant liabilities of $24 and gain in foreign exchange of $890.

The net loss for the quarter ended May 31, 2015 includes finance costs of $86 comprised mostly of a foreign exchange loss of $85 and partially offset by a gain due to change in fair value of derivative warrant liabilities of $1,708. The net loss for the second and fourth quarters of fiscal 2015 are mainly attributable to the change in fair value of the derivative warrant liabilities was a loss of $318 and $703, respectively. The net income in the third quarter of 2015 is mainly attributable to the gain resulting from the change in fair value of the derivative warrant liabilities of $4,634.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MAY 31, 2016 AND 2015

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three-month periods ended May 31, 2016 and 2015

Research and development expenses	Three-month periods ended
(In thousands of dollars)	May 31, 2016	May 31, 2015
	$	$
Salaries and benefits	295	181
Stock-based compensation	12	9
Research contracts	1,401	692
Regulatory expenses	24	184
Market research	17	-
Professional fees(1)	45	290
Amortization and depreciation(1)	609	588
Other	15	49
Tax credits	(23)	(13)
TOTAL	2,395	1,980

(1)	The Corporation modified the classification on amortization and depreciation as well as certain legal fees from “general and administrative expenses” to “research and development expenses” to reflect more appropriately the way in which economic benefits are derived from the use of the expenses, which resulted in $634 being reclassed for the three-month period ended May 31, 2015.

General and administrative expenses	Three-month periods ended
(In thousands of dollars)	May 31, 2016	May 31, 2015
	$	$
Salaries and benefits	195	174
Administrative fees	75	155
Stock-based compensation	52	67
Professional fees	136	88
Sales and marketing	4	8
Investor relations	3	75
Rent	29	25
Other	72	39
TOTAL	566	631

Operating loss before interest, taxes, depreciation and amortization (Non-IFRS operating loss)

Non-IFRS operating loss increased by $340 for the three-month period ended May 31, 2016 to $2,286 compared to $1,946 for the three-month period ended May 31, 2015, mainly due to increases in research and development expenses, more specifically research contracts, before consideration of stock-based compensation and amortization and depreciation.

Research and development expenses increased by $391 before consideration of stock-based compensation and amortization and depreciation. This increase is mainly attributable to the increases in salaries and expenses of $114, research contracts of $709, principally offset by decreases in regulatory expenses of $160, professional fees of $245 and other fees of $34. The increase of $709 in research contracts is due to increases in the BioAvailability clinical study as well as the Pharmaceutical Process and Analytical Development and Chemistry Manufacturing Control (CMC) scale-up.

The decrease in general and administrative expenses of $50 before consideration of stock-based compensation is mainly attributable to decreased in salaries and benefits of $134, investor relations of $72, principally offset by increases in administrative fees of $75, professional fees of $48 and other fees of $33.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Net Loss

The Corporation realized a net loss for the three-month period ended May 31, 2016 of $3,154 or $0.29 per share compared to a net loss of $966 or $0.09 per share for the three-month period ended May 31, 2015. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section, more importantly the increase of $709 in research contracts as well as by the decrease of the gain in value of the derivative warrant liabilities of $1,677.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

(In thousands of dollars)

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows as at the periods ended:

	May 31, 2016	February 29, 2016
Class A shares, voting, participating and without par value	10,712,038	10,712,038
Stock options granted and outstanding	1,196,551	454,151
Series 8 warrants exercisable at $1.50 USD, until December 3, 2018(1)	1,840,000	1,840,000
Series 9 warrants exercisable at $16.00 until December 3, 2018	161,654	161,654
Total fully diluted shares	13,910,243	13,167,843

(1)	Total of 18,400,000 units, in order to obtain one share of Acasti, 10 units must be exercised for a total amount of $15.00 USD

Cash Flow and Financial Condition between the Three-month periods ended May 31, 2016 and 2015

Operating activities

During the three-month periods ended May 31, 2016 and 2015, the Corporation’s activities generated decreases in liquidities of $2,434 and $964, respectively. The decrease in cash flows from operating activities for the three-month periods ended May 31, 2016 and 2015 is mainly attributable to a higher net loss incurred after adjustments for non-cash items, as explained in the Non-IFRS loss operating section above in addition to an increase of $393 in prepaid research contracts and $365 in payment of trade and other payables.

Investing activities

During the three-month periods ended May 31, 2016 and 2015, the Corporation’s investing activities generated an increase in liquidities of $516 and a decrease in liquidities of $883, respectively. The increase in liquidity generated by investing activities during the three-month period ended May 31, 2016 is mainly due to the maturity of short-term investment of $9,378, offset by acquisition of short-term investments of $8,363 and the acquisition of equipment of $512. The increase in liquidity generated by investing activities during the three-month period ended May 31, 2015 is mainly due to the maturity of short-term investment of $1,000, offset by the acquisitions of equipment of $129.

Financing activities

During the three-month periods ended May 31, 2016 and 2015, the Corporation’s financing activities generated a decrease in liquidities of $13 and $1, respectively due to interest paid.

Overall, as a result, the Corporation’s cash decreased by $1,636 and $86, respectively, for the three-month periods ended May 31, 2016 and 2015. Total liquidities as at May 31, 2016, comprised of cash and short-term investments, amounted to $7,587. See basis of presentation for additional discussion of the Corporation’s financial condition.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the financing for the said transaction. Consequently, the corresponding amount is to be considered as restricted cash until released by the lender or reduced by Neptune. Neptune’s intention is to release the pledged amount before the end of the fiscal year.

To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options and research tax credits. Acasti has continued to allocate the proceeds obtained through public offering and private placement to the current and future clinical trials of CaPre®. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so. The Corporation believes that its available cash and short-term investments, expected interest income and research tax credits will not be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The Corporation plans to rely on the continued support of Neptune to pursue its operations. Management has reasonable expectation that the Corporation will be able to raise additional funds.

Financial Position

(In thousands of dollars)

The following table details the significant changes to the statements of financial position as at May 31, 2016 compared to February 29, 2016:

Accounts	Increase (Decrease)	Comments
Cash	(1,636)	See cash flow statement
Short-term investments	(1,247)	Maturity of short-term investments
Trade and other receivables	(198)	Payment received
Tax credits receivable	23	Increase in receivable
Prepaid expenses	370	Increase in expenses and research contracts
Equipment	493	Acquisition
Intangible asset	(581)	Amortization
Trade and other payables	365	Increase in expenses and research contracts
Payable to parent corporation	(15)	Payment received
Derivative warrant liabilities	(33)	Change in fair value

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements except for the following commitments. As at May 31, 2016, the Corporation’s liabilities are $1,615, of which $1,491 is due within twelve months and $124 relates to a derivative warrant liability that will be settled in shares.

A summary of the contractual obligations at May 31, 2016 is as follows:

	Total	Less than 1 year
	$	$
Payables	1,491	1,491
Research and development contracts	2,711	2,711
Purchase obligation of equipment	2,001	2,001
Total	6,203	6,203

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Significant commitments as of May 31, 2016 include:

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $6,653, of which an amount of $3,292 has been paid to date. As at May 31, 2016, an amount of $650 is included in ''Trade and other payables'' in relation to these projects.

The Corporation has entered into a contract to purchase research and development equipment for a total cost of $2,363 to be used in the clinical and future commercial supply of CaPre®. As at May 31, 2016, an amount of $362 has been paid in relation to this equipment.

Contingency

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	May 31,	May 31,
	2016	2015
Research and development expenses	–	347
General and administrative expenses	126	201
	126	548

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation as Acasti benefits from certain cost synergies through shared services with Neptune. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the financing for the said transaction. Consequently, the corresponding amount is to be considered as a restricted short-term investment until released by the lender or reduced by Neptune. Neptune has agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months and (ii) 11% for the remaining term of the Pledge Agreement. The Corporation recognized interest revenue in the amount of $45,246 during the three-month period ended May 31, 2016.

On January 7, 2016, the Company entered into an initial three year non-exclusive licencing agreement with the parent company, Neptune, for the distribution of the product Onemia® in the field of over-the-counter medicine and medical foods. As consideration, Neptune will pay a royalty rate of 17.5% on net sales. No revenue from royalties has been recognized during the three-month period ended May 31, 2016.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Receivable or payable to parent corporation has no specified maturity date for payment or reimbursement and did not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors of the Corporation and of the parent company as well as certain officers. They control 1% of the voting shares of the Corporation. See note 10 to the financial statements for disclosures of key management personnel compensation.

Future Accounting change

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 29, 2016.

New standard and interpretation not yet adopted:

Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

Controls and procedures

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

Changes in internal control over financial reporting (ICFR)

There have been no changes in the Corporation’s ICFR during the quarter ended May 31, 2016 that have materially affected, or are reasonably likely to materially affect its ICFR.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three-month periods ended May 31, 2016 and 2015 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources Inc. is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at July 11, 2016, the total number of Class A shares of the Corporation issued and outstanding was 10,712,038. The Corporation also has 1,055,801 stock options and 18,561,654 Series 8 & 9 warrants outstanding.

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